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FOR IMMEDIATE RELEASE
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Contact:
ADOLOR CORPORATION                   NOONAN/RUSSO COMMUNICATIONS (MEDIA)
Peter J. Schied                      Matthew Knight (212)696-4455 ext 271
Vice President and CFO               STERN INVESTOR RELATIONS (INVESTORS)
(484) 595-1500                       Lilian Stern (212)315-0145


               Adolor Corporation Adopts Shareholder Rights Plan

MALVERN, Pa., February 21, 2001--Adolor Corporation (Nasdaq: ADLR) announced today that its Board of Directors has adopted a Shareholder Rights Plan. The Rights are not being distributed in response to any specific effort to acquire the company.

Under the Shareholder Rights Plan, preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock outstanding as of the close of business on February 20, 2001. The Rights distribution is not taxable to stockholders.

Each Right entitles the holder to purchase one ten-thousandth of a share of newly created Series A Junior Participating Preferred Stock of Adolor at an exercise price of $155.00 per Right. In general, the Rights will be exercisable if a person or group becomes the beneficial owner of 15% or more of the outstanding Common Stock of Adolor or announces a tender offer for 15% or more of the Common Stock of Adolor.

The Rights Plan is designed to assure that all Adolor stockholders receive fair and equal treatment in the event of any proposed takeover of the company and to guard against two-tier or partial tender offers, open market accumulations and other abusive tactics designed to gain control of the company without paying all stockholders a fair price.

The Board of Directors will in general be entitled to redeem the Rights for $.0001 per Right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the Rights will expire on February 19, 2011.
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A copy of the Rights Plan, may be found as an Exhibit to the Company's Report on
Form 8-A to be filed with the Securities and Exchange Commission.

About Adolor Corporation

Adolor Corporation discovers, develops and plans to commercialize proprietary pharmaceutical products for the treatment of pain and the side effects that are caused by current pain treatments. Adolor has a portfolio of product candidates in development in Phase 1 to Phase 2/3 clinical trial are intended to reduce the most prevalent and severe side effects of current opioid narcotics such as nausea and sedation and for the treatment of symptoms of opioid induced bowel dysfunction such as constipation. Adolor's product candidates target peripheral opioid receptors and are not expected to exhibit the dose-limiting side effects of existing opioid narcotics.

Certain statements made in this press release related to Adolor products, as well as any therapeutic applications and outcomes, may be deemed to be forward-looking statements. Such statements involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those set forth in these statements are the risk that the clinical trials for Adolor's product candidates may not be successful, Adolor may not obtain necessary regulatory approvals for its product candidates and the risks and other factors detailed, from time to time, in Adolor's filings with the Securities and Exchange Commission, including Adolor's Registration Statement on Form S-1.